U.S. SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

FORM 4
                                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
|_| Check this box if no longer
subject         to Section 16. Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public Utility
                Holding Company Act of 1935 or Section 30(f) of the Investment
                Company Act of 1940
Form 4 or Form 5
obligations may continue.
See Instruction 1(b).
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1.   Name and Address of  2.  Issuer Name and Ticker or Trading Symbol  6.  Relationship of Reporting Person to Issuer
     Reporting Person         Axia Group, Inc.                              (Check all applicable)
Richard D. Surber             OTC-Bulletin Board Symbol = AXIA              X     Director                       X    10% Owner
                                                                                 ----------                             -------
                                                                            X    Officer (give                     Other (specify
                                                                                  -----------                          --------
                                                                                title                                      below)
                                                                                below)

                                                                          President and Director of Axia Group, Inc.; President and
                                                                            Director of Nexia Holdings, Inc. and director and Vice-
                                                                            President of Wichita Development Corporation
     (Last)                 (First)                    (Middle)     3. IRS or Social          4. Statement for Month/Year
                                                                   Security Number of                 August 2002
  268 West 400 South - Suite 300                                    Reporting Person
                                                                      (Voluntary)
                            (Street)                                                                5. If Amendment,
                                                                                                    Date of Original
Salt Lake City          Utah                     84101                                                (Month/Year)
   (City)                  (State)                     (Zip)  Table I - Non-Derivative Securities Acquired, Disposed of,
                                                                        or Beneficially Owned


1. Title of   2. Transaction Date  3. Transaction  4. Securities Acquired (A) or  5. Amount of        6.       7. Nature of Indirect
   Security      (Month/Day/Year)         Code              Disposed of (D)          Securities       Ownersh   Beneficial Ownership
   (Instr. 3)                         (Instr. 8)           (Instr. 3, 4 and 5)       Beneficially     ip Form:          (Instr. 4)
                                                                                      Owned at        Direct
                                                                                   End of Month      (D) or
                                                                                  (Instr. 3 and    Indirect
                                                                                       4)             (I)
                                                                                                 (Instr. 4)
                                                              (A) or
                                   Code  V              Amount   (D)  Price
Common Stock    February 28, 2002   P                   117,085    A    $1.50        5,803,807          I   By Nexia Holdings, Inc.
Common Stock    February 28, 2002   P                   441,730    A   $0.254        5,803,807          I    By Nexia Holdings, Inc
Common Stock      April 4, 2002     P                     7,000    A   $0.344        5,803,807          I    By Nexia Holdings, Inc
Common Stock     April 11, 2002     P                     5,000    A   $0.418        5,803,807          I    By Nexia Holdings, Inc
Common Stock     April 18, 2002     P                     5,000    A   $0.336        5,803,807          I    By Nexia Holdings, Inc


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.        (Over)
                                                              (Print or Type Responses)                             SEC 1474 (8-92)

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Common Stock    April 26, 2002     P                     15,000    A   $0.28         5,803,807          I    By Nexia Holdings, Inc
Common Stock    April 30, 2002     P                      4,600    A   $0.213        5,803,807          I    By Nexia Holdings, Inc
Common Stock    April 29, 2002     P                      5,000    A   $0.284        5,803,807          I    By Nexia Holdings, Inc
Common Stock      May 3, 2002      P                      7,500    A   $0.231        5,803,807          I    By Nexia Holdings, Inc
Common Stock    August 13, 2002    P                      5,700    A   $0.099        5,803,807          I   By Nexia Holdings, Inc.
Common Stock    August 23, 2002    P                      6,000    A   $0.109        5,803,807          I   By Nexia Holdings, Inc.
Common Stock    August 23, 2001    P                      5,000    A   $0.111        5,803,807          I   By Nexia Holdings, Inc.
Common Stock    August 27, 2002    P                      5,000    A   $0.111        5,803,807          I   By Nexia Holdings, Inc.
Common Stock    August 27, 2002    P                     10,000    A   $0.106        5,803,807          I   By Nexia Holdings, Inc.
Common Stock    August 28, 2002    P                      5,700    A   $0.109        5,803,807          I   By Nexia Holdings, Inc.
Common Stock    August 28, 2001    P                      5,700    A   $0.11         5,803,807          I   By Nexia Holdings, Inc.
Common Stock    August 30, 2002    P                      5,000    A   $0.111        5,803,807          I   By Nexia Holdings, Inc.
Common Stock   June 22, 2002(1)    P                    1,000,000  A   $0.05         5,803,807          I    By Wichita Development
                                                                                                                  Corporation
Common Stock   June 22, 2002(2)    P                     365,070   A   $0.05         5,803,807          I    By Wichita Development
                                                                                                                  Corporation
Common Stock  January 23, 2002(3)  P                    1,570,513  A                 5,803,807          D
Common Stock    June 1, 2001(4)    P                     400,000   A                 5,803,807          D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)
                                                                        (Print or Type Responses) SEC 1474 (8-92)

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FORM 4 (continued)             Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible securities)


1. Title ofe  2. Conversion or  3. Transaction 4. Trans-  5. Number of   6. Date Exercisable  7. Title and    8. Price   9. Number
   Derivative Exercise Price of    Date (Month/   action     Derivative    and Expiration Date    Amount of       of          of
   (Instr. 3)  Derivative          Day/Year)      Code      Securities          (Month/         Underlying      Deriv-    Derivative
               Security                        (Instr. 8) Acquired (A) or      Day/Year)        Securities       ative    Securities
                                                           Disposed of (D)                   (Instr. 3 and 4) Security  Beneficially
                                                          (Instr. 3, 4,& 5)                                    (Instr.5)   Owned at
                                                                                                                            End of
                                                                                                                              Month
                                                                                                                          (Instr. 4)
                                                                             Date       Expir-         Amt.. or
                                                Code    V    (A)       (D)   Exer-      ation Title     No. of
                                                                            cisable      Date           Shares

10.Owner-    11. Nature
 ship Form    of
     of       Indirect
 Derivative   Beneficial
Security:    Owner-
 Direct (D)   ship
or Indirect   (Instr. 4)
      (I)


 Explanation of Responses:

1. 1,000,000 shares of common stock of Axia Group, Inc. were acquired by Wichita Development Corporation in exchange for the settlement of a $50,000 debt owed to Wichita by Axia in a written agreement in June of 2002

 2. 365,070 shares of common stock of Axia Group, Inc. were acquired by Wichita Development Corporation as settlement of a debt in the sum of $18,253.54 owed to Wichita by West Jordan Real Estate Holdings, Inc., a subsidiary of Axia pursuant to a written settlement agreement in June of 2002.

 3. On January 23, 2002, the board of directors of Axia Group, Inc. authorized the issuance to 1,570,513 shares of its common stock to Mr. Surber to serve as collateral for his personal guaranty on a real estate loan to a subsidiary of Axia.

 4. On June 1, 2001 the board of directors of Axia Group, Inc. voted a stock bonus to Mr. Surber of 400,000 shares of Axia's common stock.

** Intention misstatements or omission of facts constitute Federal Criminal Violations.    /s/ Richard D Surber  September 12, 2002
                                                                                        -------------------------------------------
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                            **Signature of Richard D. Surber

Note:  File three copies of this Form, one of which must be manually signed.  If space provided is insufficient, See Instruction 6 for procedure.
                                                                                                                           Page 3

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                              (Print or Type Responses)
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